Exhibit 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

Medicure Engages Knight Therapeutics Inc. to Provide Advisory Services

WINNIPEG, CANADA – (April 14, 2014) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTCQB:MCUJF), a specialty pharmaceutical company, today announced it has entered into an arrangement with Knight Therapeutics Inc. (TSXV:GUD), under which Knight will provide advisory services to help advance Medicure’s U.S. specialty pharmaceutical business and corporate development initiatives.

“Medicure is pleased to have the opportunity to work with Jonathan Ross Goodman, co-founder of Paladin Labs Inc. and CEO of Knight Therapeutics Inc.” stated Dr. Albert D. Friesen, CEO and Chair of Medicure Inc.  “We look forward to benefitting from the depth of experience and networks that he has built up in establishing and growing a successful specialty pharmaceutical business.”

Jonathan Ross Goodman, CEO of Knight Therapeutics Inc. commented, “I am pleased to leverage my skills and experience to help Medicure further grow its business."

About Knight Therapeutics

Knight Therapeutics Inc., headquartered in Montreal, Canada, is a specialty pharmaceutical company focused on acquiring or in-licensing innovative pharmaceutical products for the Canadian and world markets. Knight Therapeutics’ shares began trading on the TSX-V on March 3, 2014 under the symbol GUD. For more information about Knight Therapeutics, please visit the company’s web site at www.gud-knight.com or at www.sedar.com

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of novel small molecule therapeutics.  The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company’s U.S. subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure’s e-mail list, please visit:
http://medicure.com/newsreleases.html

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Forward Looking Information Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words “believes”, “may”, “plans”, “will”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and similar expressions, may constitute “forward-looking information” within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as “forward-looking statements”). Forward-looking statements, including the potential for Medicure to attain material benefit from the advisory services of Knight Therapeutics, are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company’s revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company’s research and development projects; the availability of financing for the Company’s commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company’s other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the “Risk Factors” section of its Form 20F for the year ended May 31, 2013.